Madison Enterprises Corp.
Common Shares
55744F101
March 31, 2003


CUSIP 55744F101
1. Sprott Asset Management Inc.
   Suite 3450, South Tower, Royal Bank Plaza, Toronto, Ontario  M5J 2J2
   Canada

2. n/a

3.

4. Ontario, Canada

5. 7,500,000

6. n/a

7. 7,500,000

8. n/a

9. n/a

10. n/a

11. n/a

12. BD


Item 1
(a) Madison Enterprises Corp.
(b) 1055 West Hastings Street, Suite 2000
    Vancouver, BC
    V6E 2E9
    Canada

Item 2
(a) Sprott Asset Management Inc.
(b) Suite 3450, South Tower
    Royal Bank Plaza
    P.O. Box 63
    Toronto, Ontario  M5J 2J2
    Canada
(c) Canadian
(d) Common Shares
(e) 55744F101

Item 3
n/a

Item 4
(a) n/a
(b) n/a
(c) (i) 7,500,000
    (ii) n/a
    (iii) 7,500,000
    (iv)  n/a

Item 5
n/a

Item 6
n/a

Item 7
n/a

Item 8
n/a

Item 9
n/a

Item 10
April 4, 2003
Neal Nenadovic
Chief Financial Officer